UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 8)

GLOBAL INDEMNITY LIMITED

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value per share
(Title of Class of Securities)

G3933F 105
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3933F 105

1.	Names of Reporting Persons. Fox Paine International GP, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,174,393 (1), (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,174,393 (1), (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,174,393 (1), (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 29.3%* (1)
12.	Type of Reporting Person (See Instructions) CO
 *  Based on 10,089,507 Class A Ordinary Shares and 4,133,366 Class B Ordinary Shares outstanding as of November 2, 2018 and assuming the conversion of all such Class B Ordinary Shares.   Each Class B Ordinary Share has 10 votes per share and is convertible into one Class A Ordinary Share.

(1)
Includes 41,027 Class A Ordinary Shares owned by U.N. Holdings (Cayman), Ltd., U.N. Holdings (Cayman) II, Ltd. and U.N. Co-Investment Fund III (Cayman), L.P. (collectively, the “UN Entities”) and 4,133,366 Class B Ordinary Shares owned by the UN Entities and Fox Paine Capital Co-Investors International GP, Ltd.   The foregoing represents: (a) 100% of the Class B Ordinary Shares outstanding; (b) 29.3% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 80.5% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

(2)
A majority of the outstanding share capital of U.N. Holdings (Cayman), Ltd. and U.N. Holdings (Cayman) II, Ltd. are held by Fox Paine Capital Fund II International, L.P.    The sole managing general partner of Fox Paine Capital Fund II International, L.P. is FP International LPH, L.P. The sole general partner of FP International LPH, L.P. is Fox Paine International GP, Ltd.  As a result, each of Fox Paine Capital Fund II International, L.P., FP International LPH, L.P., and Fox Paine International GP, Ltd. may be deemed to control the UN Entities.

The sole general partner of U.N. Co-Investment Fund III (Cayman), L.P. is Fox Paine Capital Co-Investors International GP, Ltd.  The sole shareholder of Fox Paine Capital Co-Investors International GP, Ltd is FP International LPH, L.P.  As a result, each of Fox Paine Capital Co-Investors International GP, Ltd, FP International LPH, L.P. and Fox Paine International GP, Ltd. may be deemed to control U.N. Co-Investment Fund III (Cayman), L.P.  In addition, pursuant to a management agreement with FP International LPH, L.P. and Fox Paine Capital Fund II International, L.P., Fox Paine & Company, LLC may be deemed to be the indirect beneficial owner of such securities by virtue of its dispositive power over securities held by FP International LPH, L.P. but does not have voting power over securities held by FP International LPH, L.P. (which voting power is retained by FP International LPH, L.P. and exercised by Fox Paine International GP, Ltd., the general partner of FP International LPH, L.P.)   Fox Mercury Investments, L.P. is a less than 10% shareholder of Fox Paine International GP, Ltd. and does not control Fox Paine International GP, Ltd.  Fox Paine International GP, Ltd., as the general partner of FP International LPH, L.P., may terminate that management agreement at any time in its sole discretion.  Each Class B Ordinary Share has 10 votes per share and is convertible into one Class A Ordinary Share.

CUSIP No. G3933F 105

1.	Names of Reporting Persons. FP International LPH, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,174,393 (1),(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,174,393 (1),(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,174,393 (1),(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 29.3%* (1)
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. G3933F 105

1.	Names of Reporting Persons. Fox Paine Capital Co-Investors International GP, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 163,885 (2),(4)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 163,885 (2),(4)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 163,885 (2),(4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.2%* (4)
12.	Type of Reporting Person (See Instructions) CO

(4)
Includes 23,575 Class A Ordinary Shares and 140,266 Class B Ordinary Shares owned by U.N. Co-Investment Fund III (Cayman), L.P.  and 44 Class A Ordinary Shares owned by Fox Paine Capital Co-Investors International GP, Ltd.  The foregoing represents:  (a) 3.4% of the Class B Ordinary Shares outstanding; (b) 1.2% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 2.8% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

CUSIP No. G3933F 105

1.	Names of Reporting Persons. Fox Paine Capital Fund II International, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,010,508 (2),(5)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,010,508 (2),(5)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,010,508 (2),(5)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 28.2%* (5)
12.	Type of Reporting Person (See Instructions) PN

(5)
Includes 17,452 Class A Ordinary Shares and 3,993,056 Class B Ordinary Shares owned by U.N. Holdings (Cayman), Ltd. and U.N. Holdings (Cayman) II, Ltd.  The foregoing represents (a) 96.6% of the Class B Ordinary Shares outstanding; (b) 28.2% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 77.7% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

CUSIP No. G3933F 105

1.	Names of Reporting Persons. U.N. Holdings (Cayman) II, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,041,934 (6)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,041,934 (6)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,041,934 (6)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 14.4%* (6)
12.	Type of Reporting Person (See Instructions) CO

(6)
Includes 14,763 Class A Ordinary Shares and 2,027,171 Class B Ordinary Shares held by U.N. Holdings (Cayman) II, Ltd.  The foregoing represents (a) 49.0% of the Class B Ordinary Shares outstanding; (b) 14.4% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 39.5% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

CUSIP No. G3933F 105

1.	Names of Reporting Persons. U.N. Holdings (Cayman), Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,968,574 (7)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,968,574 (7)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,968,574 (7)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 13.8%* (7)
12.	Type of Reporting Person (See Instructions) CO

(7)
Includes 2,689 Class A Ordinary Shares and 1,965,885 Class B Ordinary Shares held by U.N. Holdings (Cayman), Ltd. The foregoing represents (a) 47.6% of the Class B Ordinary Shares outstanding; (b) 13.8% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 38.2% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

CUSIP No. G3933F 105

1.	Names of Reporting Persons. U.N. Co-Investment Fund III (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 163,841 (8)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 163,841 (8)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 163,841 (8)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.2%* (8)
12.	Type of Reporting Person (See Instructions) PN

(8)
Includes 23,575 Class A Ordinary Shares and 140,266 Class B Ordinary Shares owned by U.N. Co-Investment Fund III (Cayman), L.P.   The foregoing represents (a) 3.4% of the Class B Ordinary Shares outstanding; (b) 1.2% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 2.8% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

CUSIP No. G3933F 105

1.	Names of Reporting Persons. Fox Paine Global, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 988,370 (9),(10)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,162,763 (1),(2),(9),(10)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,162,763 (1),(2), (9),(10)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 36.3%* (9)
12.	Type of Reporting Person (See Instructions) CO

(9)
Includes 988,370 Class A Ordinary Shares owned by Fox Mercury Investments, L.P.  The foregoing represents (a) 0% of the Class B Ordinary Shares outstanding; (b) 6.9% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 1.9% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

(10)
Mercury Assets Delaware LLC and a subsidiary of Fox Paine Global, Inc. are the limited partners of Fox Mercury Investments, L.P. and FM Investments GP, Inc. is the general partner of Fox Mercury Investments, L.P.   FM Investments GP, Inc. is owned by Fox Paine Global Inc.  Fox Paine & Company, LLC is owned by Fox Paine Global Inc.  Mr. Fox is the founder and chief executive officer of Fox Paine & Company, LLC.   The sole shareholder of Fox Paine Global, Inc. is the Benjerome Trust.  The sole member of Mercury Assets Delaware LLC is Benjerome Trust.  Mr. Fox is the sole trustee of Benjerome Trust.  Fox Mercury Investments, L.P. is a less than 10% shareholder of Fox Paine International GP, Ltd. and does not control Fox Paine International GP, Ltd.

CUSIP No. G3933F 105

1.	Names of Reporting Persons. Mercury Assets Delaware, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 51,914 (11)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 51,914 (11)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,914 (11)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.4%* (11)
12.	Type of Reporting Person (See Instructions) OO

(11)
Includes 51,914 Class A Ordinary Shares owned by Mercury Assets Delaware, LLC.  The foregoing represents (a) 0% of the Class B Ordinary Shares outstanding; (b) 0.4% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 0.1% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

CUSIP No. G3933F 105

1.	Names of Reporting Persons. Fox Mercury Investments, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 988,370 (12)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 988,370 (12)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 988,370 (12)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.9%* (12)
12.	Type of Reporting Person (See Instructions) PN

(12)
Includes 988,370 Class A Ordinary Shares owned by Fox Mercury Investments, L.P.  The foregoing represents (a) 0% of the Class B Ordinary Shares outstanding; (b) 6.9% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote, 1.9% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

CUSIP No. G3933F 105

1.	Names of Reporting Persons. FM Investments GP Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 988,370 (10),(12)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 988,370 (10),(12)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 988,370 (10),(12)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.9%* (12)
12.	Type of Reporting Person (See Instructions) 00

CUSIP No. G3933F 105

1.	Names of Reporting Persons. Fox Paine & Company, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,174,393 (1),(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,174,393 (1),(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 29.3%* (3)
12.	Type of Reporting Person (See Instructions) OO

(3)
The foregoing represents: (a) 100% of the Class B Ordinary Shares outstanding; (b) 29.3% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because Fox Paine & Company, LLC does not have voting power over any shares, 0% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

CUSIP No. G3933F 105

1.	Names of Reporting Persons. Benjerome Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,040,284 (10),(11),(12)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,214,677 (1),(2), (10),(11),(12)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,214,677 (1),(2), (10),(11),(12)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 36.7%* (13)
12.	Type of Reporting Person (See Instructions) OO

(13)
The foregoing represents: (a) 100% of the Class B Ordinary Shares outstanding; (b) 36.7% of the Class A Ordinary Shares and Class B Ordinary Shares, combined; and (c) because each Class B Ordinary Share has 10 votes and each Class A Ordinary Share has one vote and Fox Paine & Company, LLC does not have voting power over any shares, 2.0% of the combined voting power of the Class A Ordinary Shares and Class B Ordinary Shares.

CUSIP No. G3933F 105

1.	Names of Reporting Persons. Saul A. Fox
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially by Owned by Such Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,040,284 (10),(11),(12)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,214,677 (1),(2), (10),(11),(12)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,214,677 (1),(2), (10),(11),(12)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 36.7%* (13)
12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer:
Global Indemnity Limited (as successor issuer to Global Indemnity Plc)

(b)	Address of Issuer’s Principal Executive Offices:
27 Hospital Road, George Town, Grand Cayman, KY1-9008, Cayman Islands
Item 2.

(a)	Name of Person Filing:
(i)
Fox Paine & Company, LLC
Saul A. Fox
Mercury Assets Delaware, LLC
FM Investments GP Inc.
Benjerome Trust
Fox Paine Global, Inc.

(ii)
Fox Paine International GP, Ltd.
FP International LPH, L.P.
Fox Paine Capital Co-Investors International GP, Ltd.
Fox Paine Capital Fund II International, L.P.
U.N. Holdings (Cayman) II, Ltd.
U.N. Holdings (Cayman), Ltd.
U.N. Co-Investment Fund III (Cayman), L.P.

(iii)
Fox Mercury Investments, L.P.

(b)	Address of Principal Business Office or, if none, Residence:
(i)  c/o Fox Paine & Company, LLC, 2105 Woodside Road, Suite D, Woodside, California 94062
(ii) 190 Elgin Ave, George Town, Grand Cayman, KY1-9005, Cayman Islands
(iii) 27 Hospital Road, George Town, Grand Cayman, KY1-9008, Cayman Islands

(c)	Citizenship:
Fox Paine International GP, Ltd. – Cayman Islands
Fox Paine & Company, LLC – Delaware
FP International LPH, L.P.  – Cayman Islands
Fox Paine Capital Co-Investors International GP, Ltd. – Cayman Islands
Fox Paine Capital Fund II International, L.P. – Cayman Islands
U.N. Holdings (Cayman) II, Ltd. – Cayman Islands
U.N. Holdings (Cayman), Ltd. – Cayman Islands
U.N. Co-Investment Fund III (Cayman), L.P. – Cayman Islands
Saul A. Fox – United States
Mercury Assets Delaware, LLC – Delaware
Fox Mercury Investments, L.P. – Cayman Islands
FM Investments GP Inc. - Nevada
Benjerome Trust – Nevada
Fox Paine Global, Inc. – Nevada

(d)	Title of Class of Securities:
Class A Ordinary Shares, $0.0001 par value per share

(e)	CUSIP Number: G3933F 105
Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐ An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)

(f)	☐ An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F)

(g)	☐ A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G)

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3)

(j)	☐ A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J)

(k)	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(K)

Item 4.	Ownership.
The information set forth on the cover pages to this filing is incorporated herein by reference.
Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2019
Date

Fox Paine & Company, LLC
Saul A. Fox
Mercury Assets Delaware, LLC
Benjerome Trust
Fox Mercury Investments, L.P.
FM Investments GP Inc.
Fox Paine Global, Inc.

By:	/s/ Saul A. Fox
Name:	Saul A. Fox
Title:	Authorized Signatory

Fox Paine International GP, Ltd.
FP International LPH, L.P.
Fox Paine Capital Co-Investors International GP, Ltd.
Fox Paine Capital Fund II International, L.P.
U.N. Holdings (Cayman) II, Ltd.
U.N. Holdings (Cayman), Ltd.
U.N. Co-Investment Fund III (Cayman), L.P.

By:	/s/ Michele Colucci
Name:	Michele Colucci
Title:	Authorized Signatory